UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   02368F108
                                 (CUSIP Number)

                                  Daniel McPhee
                            DataWorld Solutions, Inc.
                             Chief Executive Officer
                               920 Conklin Street
                           Farmingdale, New York 11735
                                 (631) 293-1610

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                             New York, NY 10004-1143
                                 (212) 858-1000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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CUSIP NO. 02368F108                      13D                   Page 2 of 9 Pages
---------------------------                                   ------------------

--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSON

                  DataWorld Solutions, Inc.             I.R.S. I.D. # 11-2816128
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
         3.       SEC USE ONLY

--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS               OO
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF         7.  SOLE VOTING POWER
SHARES                  2,528,653
--------------------------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
OWNED BY                              0
--------------------------------------------------------------------------------
EACH PERSON       9.  SOLE DISPOSITIVE POWER
WITH                                  0
--------------------------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                                      0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON   2,528,653
--------------------------------------------------------------------------------

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | |

--------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          36.2%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                       CO


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CUSIP NO. 02368F108                      13D                   Page 3 of 9 Pages
---------------------------                                   ------------------

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DataWorld Solutions, Inc. that it is the beneficial owner of any of the Common Stock of American Access Technologies, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 1.       Security and Issuer.
              -------------------

         This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Issuer Common Stock"), of American Access Technologies, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 37 Skyline Drive, Suite 1101, Lake Mary, Florida 32746.


Item 2.       Identity and Background.
              -----------------------

              (a) This statement is being filed by DataWorld Solutions, Inc., a Delaware corporation ("DataWorld").

              (b) The address of the principal executive offices and principal business of DataWorld is 920 Conklin Street, Farmingdale, New York 11735.

              (c) DataWorld manufactures and distributes specialized electronic cable assemblies and other interconnector products. Set forth in Schedule A is the name and present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of DataWorld's directors and executive officers as of the date hereof.

              (d) During the past five years, neither DataWorld nor, to DataWorld's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the past five years, neither DataWorld nor, to DataWorld's knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Each executive officer and director of DataWorld is a citizen of the United States.

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CUSIP NO. 02368F108                      13D                   Page 4 of 9 Pages
---------------------------                                   ------------------

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

         On April 10, 2001, the Issuer, Dolphin Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Issuer ("Merger Sub"), and DataWorld entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of Merger Sub with and into DataWorld, with DataWorld becoming a wholly-owned subsidiary of the Issuer (the "Merger"). Completion of the Merger is subject to satisfaction of certain conditions, including the approval by the stockholders of the Issuer and DataWorld.

         As an inducement for DataWorld to enter into the Merger Agreement and in consideration thereof, each of the directors and certain officers of the Issuer set forth on Schedule B (the "Voting Agreement Shareholders") entered into separate Parent Voting Agreements with DataWorld and the Issuer (collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, each Voting Agreement Shareholder agreed to vote the shares of Issuer Common Stock beneficially owned by him in favor of the approval and adoption of the Merger Agreement and approval of the Merger and against any competing transactions that may arise. DataWorld did not pay additional consideration to any Voting Agreement Shareholder in connection with the execution and delivery of the Voting Agreements. Concurrently with the execution and delivery of the Merger Agreement, certain of the Voting Agreement Shareholders entered into employment agreements with the Issuer. The employment agreement for John Presley, the Chairman and Chief Executive Officer of the Issuer, grants Mr. Presley options to purchase 332,685 shares of Issuer Common Stock at a purchase price of $2.25 per share.


Item 4.       Purpose of Transaction.
              ----------------------

         (a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly-owned subsidiary of Issuer, with and into DataWorld. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and DataWorld will continue as the surviving corporation and as a wholly-owned subsidiary of Issuer. Holders of outstanding common stock, par value $0.001 per share, of DataWorld ("DataWorld Common Stock") will receive, in exchange for each four shares of DataWorld Common Stock held by them immediately prior to the Merger, one share of the Issuer Common Stock. All options to purchase DataWorld's Common Stock then outstanding will be converted into options to purchase Issuer Common Stock in accordance with the terms of the Merger Agreement. All warrants to purchase DataWorld Common Stock then outstanding will be converted into warrants to purchase Issuer Common Stock in accordance with the terms of the Merger Agreement. All outstanding preferred stock of DataWorld will be converted into preferred stock of the Issuer in accordance with the terms of the Merger Agreement. Based on the current capitalization of the Issuer and DataWorld, shareholders of DataWorld will hold approximately 60.45% of the Issuer Common Stock upon consummation of the Merger.

         Pursuant to the Voting Agreements, each Voting Agreement Shareholder has (1) agreed not to (a) directly or indirectly transfer any shares of or options to purchase any Issuer Common Stock or any other securities or rights convertible into or exchangeable for shares of Issuer Common Stock beneficially owned without the prior written consent of DataWorld or the transferee having executed a counterpart of the Voting Agreement, (b) deposit (or permit the

---------------------------                                   ------------------
CUSIP NO. 02368F108                      13D                   Page 5 of 9 Pages
---------------------------                                   ------------------

deposit of) any Issuer Common Stock beneficially owned in a voting trust or grant any proxy or enter into any voting or similar agreement in contravention of the obligations of such Voting Agreement Shareholder under the Voting Agreement or (c) take any action that would make any representation or of such shareholder contained therein untrue or incorrect or have the effect of preventing or disabling such shareholder from performing such shareholder's obligations under the Voting Agreement, (2) agreed to appear, or cause the holder of record to appear, for the purpose of obtaining a quorum at any meeting of the shareholders of Issuer relating to the Merger and to vote, or cause such shareholder's shares to be voted, in favor of approval and adoption of the Merger Agreement, (3) agreed to vote against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any dissolution, liquidation or winding up of Issuer or (c) any amendment of the certificate of incorporation or bylaws of Issuer or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify any material provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of Issuer's capital stock and (4) delivered an irrevocable limited purpose proxy, coupled with an interest, appointing the members of the board of directors of DataWorld and each of them, or any other designee of DataWorld, attorneys-in-fact and proxies, to vote as described above at every meeting of shareholders of the Issuer and in every written consent in lieu of such meeting, and to demand that the Secretary of the Issuer call a special meeting of shareholders of Issuer for the purpose of considering any action related to the Merger Agreement.

         The Voting Agreements and the related proxies terminate upon the earlier to occur of (1) such date and time as the Merger Agreement is validly terminated pursuant to its terms and (2) the effective time of the Merger.

         The foregoing rights granted to DataWorld pursuant to the terms of the Voting Agreements and the related proxies are referred to herein as the "Voting Rights." Other than as set forth above, neither DataWorld nor, to DataWorld's knowledge, any of the persons set forth on Schedule A have any right or power to vote, direct the voting of, dispose of or direct the disposition of the Issuer Common Stock reported on this statement.

         The summaries of the Merger Agreement, the Voting Agreements and the related proxies set forth in Items 3 and 4 herein are qualified in their entirety by reference to the copies thereof included as exhibits to this statement and incorporated herein in their entirety by reference.

         (c)  Not applicable.

         (d) Upon the completion of the Merger, Daniel McPhee, Chairman and Chief Executive Officer of DataWorld, will become Chairman and Chief Executive Officer of the Issuer. The board of directors of Issuer will be increased to seven members and consist of (i) the then current board of directors of DataWorld (three members), (ii) a director to be named by DataWorld and (iii) John Presley and two other members of the current Issuer board to be mutually agreed on by DataWorld and Issuer. In addition, the Board of Directors will be changed to a "classified" board consisting of three classes with directors elected for terms of three years, with approximately one-third of the directors subject to election each year. For the initial term, however, one of the classes will have a one year term and one of the classes will have a two year term. The directors referred to in clause (iii) above will be members of a class of

---------------------------                                   ------------------
CUSIP NO. 02368F108                      13D                   Page 6 of 9 Pages
---------------------------                                   ------------------

directors with an initial term expiring not prior to the second anniversary of the closing date of the Merger. Upon the effectiveness of the Merger and until the earlier of the 2004 annual meeting of the Issuer and the resignation of John Presley from the Issuer's Board of Directors, the Issuer may not take any of the following actions without the unanimous consent of the newly created Acquisition and Finance Committee of the Board of Directors, to consist of Messrs. McPhee and Presley:

         (i) Any reorganization, merger, acquisition, or purchase of assets which would result in the acquisition of a business for which financial statements would be required to be filed by the Issuer pursuant to SEC Regulation S-X 3.05 or increase the outstanding common stock of the Issuer by 10% or more.

         (ii) Any sale of the Issuer to, or merger, reorganization or consolidation of the Issuer with, any other entity if as a result of such transaction, the stockholders of the Issuer immediately prior to such transaction would own less than 51% of the voting shares of the resulting entity immediately after closing of such transaction.

         (iii) Any proposed borrowing, capital lease, purchase, sale of debt securities or mortgage which would increase the indebtedness of the Issuer or any subsidiary of the Issuer by $500,000 or more in a single transaction or series of related transactions; provided that this limitation will not apply to any refinancing transaction or any borrowings under the facilities in place as of April 10, 2001.

         No amendment to the Articles of Incorporation may amend, alter, change or repeal this provision before the 2004 annual meeting of shareholders unless such amendment receives the affirmative vote of the holders of 80% of the outstanding shares of Common Stock entitled to vote thereon.

         In addition, after the Merger, the Issuer's corporate headquarters will relocate to Farmingdale, New York.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)  Not applicable.

         (g) Upon completion of the Merger, the Articles of Incorporation of the Issuer will be amended to provide for the changes described in Item 4(d), all of which may impede the acquisition of control of the Issuer by any person.

         (h) - (i)  Not applicable.

         (j) Other than described in this Item 4, neither DataWorld nor, to DataWorld's knowledge, any person named in Schedule A currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although DataWorld reserves the right to develop such plans).

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CUSIP NO. 02368F108                      13D                   Page 7 of 9 Pages
---------------------------                                   ------------------

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

         (a) As a result of the Voting Rights, DataWorld may be deemed to beneficially own an aggregate of 2,528,653 shares of Issuer Common Stock (including warrants and options providing the right to acquire 2,249,183 shares of Issuer Common Stock that have vested or will vest within 60 days from the date of this filing and excluding options providing the right to acquire 6,666 shares of Issuer Common Stock scheduled to vest thereafter), representing approximately 36.2% of the shares of Issuer Common Stock outstanding on April 10, 2001 as represented by the Issuer in the Merger Agreement.

         (b) As a result of the Voting Rights, with respect to such matters, DataWorld has the sole power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) 2,528,653 shares of Issuer Common Stock (including warrants and options providing the right to acquire 2,249,183 shares of Issuer Common Stock that have vested or will vest within 60 days from the date of this filing and excluding options providing the right to acquire 6,666 shares of Issuer Common Stock scheduled to vest thereafter), representing approximately 36.2% of the shares of Issuer Common Stock outstanding on April 10, 2001 as represented by the Issuer in the Merger Agreement. To DataWorld's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Except as described in Items 3 and 4, neither DataWorld nor, to the knowledge of DataWorld, any person named in Schedule A has effected any transaction in Issuer Common Stock during the past 60 days.

         (d) Other than with respect to the Voting Rights, neither DataWorld nor, to the knowledge of DataWorld, any of the persons named in Schedule A possesses any powers, rights or privileges with respect to Issuer Common Stock. All other powers, rights and privileges with respect to Issuer Common Stock remain with the Voting Agreement Shareholders, including but not limited to the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of such shares of Issuer Common Stock.

         (e)  Not applicable.


Item 6.       Contracts, Arrangements, Understandings or Relationships with
              ------------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

         Other than the Merger Agreement, the Voting Agreements and the related proxies as described herein, neither DataWorld nor, to the knowledge of DataWorld, any of the persons named in Schedule A is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

---------------------------                                   ------------------
CUSIP NO. 02368F108                      13D                   Page 8 of 9 Pages
---------------------------                                   ------------------

Item 7.       Material to be Filed as Exhibits.
              --------------------------------

         The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger, dated as of April 10, 2001, by and among American Access Technologies, Inc., Dolphin Acquisition Corp. and DataWorld Solutions, Inc. (incorporated by reference from Exhibit 2 to the Issuer's Current Report on Form 8-K dated April 10, 2001)

                  2. Form of Parent Voting Agreement, entered into as of April 10, 2001, by and among American Access Technologies, Inc., DataWorld Solutions, Inc. and certain stockholders of American Access Technologies, Inc. (incorporated by reference from Exhibit 10.1 to DataWorld's Current Report on Form 8-K dated April 10, 2001)

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CUSIP NO. 02368F108                      13D                   Page 9 of 9 Pages
---------------------------                                   ------------------

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               April 20, 2001
                                            ---------------------------------
                                                   (Date)


                                             /s/ Daniel McPhee
                                            ---------------------------------
                                                   (Signature)

                                            Daniel McPhee, Chief Executive
                                            -------------------------------
                                                 Officer (Name/Title)

-----------------------------
CUSIP NO. 02368F108                    13D
-----------------------------
                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            DATAWORLD SOLUTIONS, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of DataWorld Solutions, Inc. Except as indicated below, the business address of each such person is 920 Conklin Street, Farmingdale, New York 11735.

--------------------------------------------------------------------------------

            Name and Title                    Principal Occupation or Employment
--------------------------------------------------------------------------------
             Daniel McPhee
   Chairman of the Board, President,                         Same
 Chief Executive Officer and Director
     (Principal Executive Officer)
--------------------------------------------------------------------------------
          Christopher Francis
 Chief Operating Officer and Director                        Same
--------------------------------------------------------------------------------

            Edwin Goodstein                                  Same
               Director
--------------------------------------------------------------------------------

             Larry Dobroff                                   Same
       Vice President of Finance
--------------------------------------------------------------------------------
            Abraham Mendez
  Vice President of Manufacturing and                        Same
                 Sales
--------------------------------------------------------------------------------

-----------------------------
CUSIP NO. 02368F108                    13D
-----------------------------

                                   Schedule B

                          VOTING AGREEMENT SHAREHOLDERS

                                                               AMERICAN ACCESS TECHNOLOGIES, INC.
                                      -------------------------------------------------------------------------------------
                                                                    COMMON STOCK, OPTIONS AND
                                                              WARRANTS SUBJECT TO VOTING AGREEMENTS

NAME                                    SHARES OF COMMON STOCK                   STOCK OPTIONS and WARRANTS
----                                    ----------------------                   --------------------------
                                                                                                             Vesting
                                                                       Vested            Unvested         within 60 days
                                                                       ------            --------         --------------
John Presley                          113,235                      1,124,685
Joseph McGuire                          8,000                        200,000
Steve Robinson                         43,000                         15,000
Erik Wiisanen                         113,235                        599,555
William Hadaway                       --                              15,000
William Boyd                          --                              88,334              6,666
Ray Kirk                                2,000                        206,609
                                     --------                      ---------              ------              -------------
                                      279,470                      2,249,183              6,666                        0


-----------------------------
CUSIP NO. 02368F108                    13D
-----------------------------



Exhibit

1. Agreement and Plan of Merger, dated as of April 10, 2001, by and among American Access Technologies, Inc., Dolphin Acquisition Corp. and DataWorld Solutions, Inc. (incorporated by reference from Exhibit 2 to the Issuer's Current Report on Form 8-K dated April 10, 2001)

2. Form of Parent Voting Agreement, entered into as of April 10, 2001, by and among American Access Technologies, Inc., DataWorld Solutions, Inc. and certain stockholders of American Access Technologies, Inc. (incorporated by reference from Exhibit 10.1 to DataWorld's Current Report on Form 8-K dated April 10, 2001)